S

17008834

SEC
Mail Processing
Section

MAR 02 2017

Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broker Dealer Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 S. Main Street, Ste 325
(No. and Street)

NAPERVILLE	ILLINOIS	60540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT MARASSA JR
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRAZEK & ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

15414 S. HARLEM AVENUE	ORLAND PARK	ILLINOIS	60462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

35

OATH OR AFFIRMATION

I, ROBERT MARASSA JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROKER DEALER, INC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARY ELLEN HILL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/03/18

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKER DEALER, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016

CONTENTS

MRAZEK & ASSOCIATES, LLC

Certified Public Accountants / Business and Personal Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Broker Dealer, Inc.

We have audited the accompanying statement of financial condition of Broker Dealer, Inc. as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Broker Dealer, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broker Dealer, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Broker Dealer, Inc.'s financial statements. The supplemental information is the responsibility of Broker Dealer, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C. F. R. 240. 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mrazek & Associates, LLC

Orland Park, Illinois
February 24, 2017

15414 S. Harlem Avenue - Orland Park, IL 60462 - Office 708-966-2651 - Fax 312-660-8806

BROKER DEALER, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	35,476
Accounts receivable		32,667
Total assets	$	68,143

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	2,039
Accrued income taxes		2,700
Deferred income taxes		6,500
Total liabilities		11,239
Stockholder's equity:		
Common stock, at stated value		
Authorized 2800 shares		
Issued and outstanding 300 shares		300
Additional paid-in capital		55,225
Retained earnings		1,379
Total stockholderr's equity		56,904
Total liabilities and stockholder's equity	$	68,143

See notes to financial statements.

BROKER DEALER, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Commission	$ 490,098	
Total revenues		$ 490,098
Expenses:		
Commissions	25,016	
Other operating expenses	435,052	
Total expenses		460,068
Income before provision for income taxes		30,030
Provision for income taxes		9,200
Net income		$ 20,830

See notes to financial statements.

BROKER DEALER, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance at beginning of period	$	35,509
Net income		20,830
Capital contribution		565
Distributions		-
Balance at end of period	$	56,904

See notes to financial statements.

BROKER DEALER, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net income	$ 20,830	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(32,667)	
Other assets	3,534	
Accounts payable	2,039	
Accrued income tax provision	9,200	
Net cash provided by operating activities		$ 2,936
Cash flows from financing activities:		
Capital contribution from stockholder	23,896	
Net cash provided by financing activities		23,896
Net increase in cash		26,832
Cash at beginning of period		8,644
Cash at end of period		$ 35,476

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Broker/Dealer, Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's principal business activity is the private placement of securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes fee income when it is earned. The Company's officers are involved in various transactions with unrelated parties, which result in fee income for the Company, with the amount of the fee being negotiated on each respective transaction. The ability of the Company to enter into these transactions is dependent upon its affiliation with Agave Partners, LLC.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of six months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the amount the Company expects to collect on balances outstanding at year end. Management closely monitors outstanding balances and write-offs.

Based on review of the accounts receivable, management determined that an allowance for doubtful accounts was not necessary at December 31, 2016.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse. The deferred tax liability at December 31, 2016 relates to accounts receivable and accrued expenses.

The provision for current and deferred income taxes is as follows:

Current tax expense		
Federal	$	1,700
State		1,000
Total current tax expense		2,700
Deferred tax expense		
Federal		5,000
State		1,500
Total deferred tax expense		6,500
Provision for income taxes	$	9,200

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is a broker dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2016, the Company had net capital of $24,237 which was $19,237 in excess of its required net capital of $5,000. The Company's net capital ratio was 46.37 to 1.0.

NOTE 3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

NOTE 4. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company follows the provisions of the accounting standard regarding "Accounting for Uncertain Tax Positions". This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2013 through 2015 remain subject to examination by the taxing authorities.

The Company includes penalties and interest assessed by income taxing authorities in operating expenses. The Company did not have penalties and interest expense for the year ended December 31, 2016.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company's officers and directors are also owners and officers of Agave Partners, LLC. The Company pays for all direct expenses related to licensing and training. The Company paid Agave Partners, LLC $356,653 in 2016 for expenses associated with management, bookkeeping and certain other services provided to the Company.

NOTE 6. DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through February 24, 2017, the date the statements were available to be issued.

NOTE 7. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

There was no cash paid during the year for interest or income taxes.

SUPPLEMENTARY INFORMATION

BROKER DEALER, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

Total member's equity qualified for net capital	$	56,904
Deductions:		
Non-allowable assets		-
Accounts receivable		(32,667)
Other deductions		-
Net capital before haircuts on securities positions		24,237
Haircuts on securities		-
Net capital	$	24,237

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$	749
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	19,237

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	11,239
Percentage of aggregate indebtedness to net capital		46.37 %

Note: There are no material differences between the above computations and the Company's corresponding unaudited Focus - Part II filing.

See report of independent registered public accounting firm.

MRAZEK & ASSOCIATES, LLC
Certified Public Accountants / Business and Personal Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Broker Dealer, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Broker Dealer, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Broker Dealer, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under k(2)(i)) (the "exemption provisions") and (2) Broker Dealer, Inc. stated that Broker Dealer, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Broker Dealer, Inc.'s .management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broker Dealer, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mrazek & Associates, LLC

Orland Park, Illinois
February 24, 2017

15414 S. Harlem Avenue - Orland Park, IL 60462 - Office 708-966-2651 - Fax 312-660-8806

The Exemption Report

We as members of management of Broker Dealer, Inc. are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R §240.15c3-3: (k(2)(i)) (the "exemption provisions"). We have performed an evaluation of Broker Dealer, Inc.'s compliance with the requirements of 17 CFR. §§240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R § 15c3-3(k) under which Broker Dealer, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k(2)(i) (the "exemption provisions") and
(2) We met the identified exemption provisions for the period from January 1, 2016 to December 31, 2016 without exception.

Signature: ______________________

Robert Marassa
President
Broker Dealer Inc.
55 S. Main Street, Suite 325
Naperville, IL 60540 - USA